**Rayyan Systems, Inc.**

**FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

**DECEMBER 31, 2022 and 2021**

**Rayyan Systems, Inc.**

**FINANCIAL STATEMENTS AND
INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

**DECEMBER 31, 2022 and 2021**

## TABLE OF CONTENTS

Page

# Blumstein & Capparelli, CPAs LLP

**Wade H. Blumstein, CPA**
Wade@wblccpas.com

**Lisa M. Capparelli, CPA**
Lisa@wblccpas.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Rayyan Systems, Inc.
Cambridge, MA

We have reviewed the accompanying financial statements of Rayyan, Systems, Inc. (a corporation), which comprise the balance sheets as of December 31, 2022 and 2021 and the related statements of income (loss) and comprehensive income, changes in shareholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Rayyan Systems, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Blumstein & Capparelli CPAs LLP

Blumstein & Capparelli, CPAs LLP

Wantagh, NY

July 11, 2023

1476 Blue Spruce Lane
Wantagh, NY 11793
www.wblccpas.com

**Rayyan Systems, Inc.**
**Balance Sheets**
December 31, 2022 and 2021

|  | 2022 | 2021 |
|---|---|---|
| **Current assets:** | | |
| Cash and cash equivalents | $ 28,295 | $ 198,104 |
| Prepaid taxes | 476 | 139 |
| Other current assets | 7,312 | 11,344 |
| **Total current assets** | 36,083 | 209,587 |
| | | |
| **Other assets:** | | |
| Software development, net | 63,949 | 35,966 |
| | | |
| **Total assets** | 100,032 | 245,553 |
| | | |
| **Current liabilities:** | | |
| Accrued Expenses | 14,308 | 13,185 |
| Deferred revenue | 23,762 | 11,310 |
| **Total current liabilities** | 38,070 | 24,495 |
| | | |
| **Noncurrent liabilities:** | | |
| Convertible note | 439,367 | 440,030 |
| Note payable to shareholder | 246 | 377 |
| **Total noncurrent liabilities** | 439,613 | 440,407 |
| | | |
| **Total liabilities** | 477,683 | 464,902 |
| | | |
| **Shareholders' equity:** | | |
| Common stock, $.0001 par value, 10,000,000 shares | | |
| authorized, 9,308,895 shares issued and outstanding | 1,515 | 200,990 |
| SAFE convertibles securities | 664,000 | 24,000 |
| Accumulated other comprehensive gain | 42,228 | 19,130 |
| Accumulated deficit | (1,085,393) | (463,469) |
| **Total shareholders' equity** | (377,651) | (219,349) |
| | | |
| **Total liabilities and shareholders' equity** | $ 100,032 | $ 245,553 |

See independent accountant's review report and accompanying notes to financial statements.

2

# Rayyan Systems, Inc.
## Statements of Income(Loss) and Comprehensive Income
### For the years ended December 31, 2022 and 2021

|  | 2022 | 2021 |
|---|---|---|
| **Revenues** | $ 31,288 | $ 1,469 |
| Cost of revenues | 3,167 | 273 |
| **Gross profit** | 28,120 | 1,196 |
| **Operating expenses** | | |
| Sales and marketing | 31,532 | 26,054 |
| General and administrative | 620,621 | 438,933 |
| Total operating expenses | 652,153 | 464,987 |
| **Net operating loss** | (624,033) | (463,791) |
| **Other income** | | |
| Interest income | 1 | 233 |
| Other income | 2,108 | 466 |
| Total other income | 2,109 | 699 |
| **Net loss** | (621,924) | (463,092) |
| **Other comprehensive income** | | |
| Foreign currency translation adjustments | 23,098 | 19,130 |
| Total other comprehensive income | 23,098 | 19,130 |
| **Total comprehensive income** | $ (598,827) | $ (443,962) |

See independent accountant's review report and accompanying notes to financial statements.

3

# Rayyan Systems, Inc.
## Statements of Shareholders' Equity
### December 31, 2022 and 2021

| | Common Stock | SAFE Convertible Notes | Accumulated other Comprehensive Income | Accumulated Deficit | Total |
|---|---|---|---|---|---|
| **Balance as of January 1, 2021** | $760 | | | ($377) | $383 |
| | | | | | |
| Issuance of common stock | 200,230 | | | | 200,230 |
| Issuance of SAFE convertible notes | | 24,000 | | | 24,000 |
| Comprehensive income | | | 19,130 | | 19,130 |
| Net loss | | | | (463,092) | (463,092) |
| | | | | | |
| **Balance as of December 31, 2021** | $200,990 | $24,000 | $19,130 | ($463,469) | ($219,349) |
| | | | | | |
| Reclassification to SAFE notes | (199,475) | - | - | - | (199,475) |
| Issuance of SAFE convertible notes | - | 640,000 | - | - | 640,000 |
| Comprehensive income | - | - | 23,098 | - | 23,098 |
| Net loss | - | - | - | (621,924) | (621,924) |
| | | | | | |
| **Balance as of December 31, 2022** | $1,515 | $664,000 | $42,228 | ($1,085,393) | ($377,651) |

**Rayyan Systems, Inc.**
**Statements of Cash Flows**
**For the years ended December 31, 2022 and 2021**

|  | 2022 | 2021 |
|---|---|---|
| **Cash flows from operating activities** |  |  |
| Net loss | $ (598,827) | $ (443,962) |
| Adjustments to reconcile net loss to net cash provided (used) by operating activities: |  |  |
| Amortization | 14,949 | - |
| (Increase) decrease in: |  |  |
| Prepaid expenses | (337) | (139) |
| Other current assets | 4,031 | (11,344) |
| Increase in: |  |  |
| Accrued expenses | 462 | 13,184 |
| Deferred revenue | 12,451 | 11,310 |
| Net cash used by operating activities | (567,270) | (430,951) |
|  |  |  |
| **Cash flows from investing activities** |  |  |
| Software development costs | (42,932) | (35,965) |
| Net cash used by investing activities | (42,932) | (35,965) |
| **Cash flows from financing activities** |  |  |
| Repayment shareholder loan | (131) | - |
| Reclassification of common stock | (199,475) | - |
| Issuance of convertible note | - | 440,030 |
| Issuance of common Stock | - | 200,230 |
| Issuance of SAFE convertible notes | 640,000 | 24,000 |
| Net cash provided by financing activities | 440,394 | 664,260 |
| Net (decrease) increase in cash and cash equivalents | (169,808) | 197,344 |
| Cash and cash equivalents, beginning of year | 198,104 | 760 |
| Cash and cash equivalents, end of year | $ 28,295 | $ 198,104 |
| Supplemental disclosures: |  |  |
| Taxes paid: | $1,403 | $1,161 |

See independent accountant's review report and accompanying notes to financial statements.

**Note 1 – Summary of Significant Accounting Policies:**

**Description of the Company:**

Rayyan Systems Inc. (which may be referred to as the "Company," "we," "us," or "our") was registered in Delaware on December 14, 2020. The Company provides its customers with a research collaboration platform that they use for systematic literature reviews. The Company empowers customers to work remotely and collaborate with a distributed research team.

During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign, and funds from revenue producing activities, if and when such can be realized.

**Basis of Accounting:**

The accounting and reporting policies and the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Revenue is recognized in the period in which they are earned, and expenses are recognized in the period in which they are incurred.

**Use of Estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Risks and Uncertainties:**

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

**Concentration of Credit Risk:**

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Cash and Cash Equivalents:**

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2022, and 2021, the Company had $ 28,295 and $198,104 in cash respectively.

**Receivables and Credit Policy:**

The Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balance. Accounts receivables are written off when they are determined to be uncollectible.

**Intangibles:**

Intangible assets deemed to have indefinite lives are not amortized but are reviewed annually for impairment or when events or circumstances indicate their carrying amount may not be recoverable. The impairment test consists of a comparison of the fair value of an intangible asset with its carrying amount. Fair value is an estimate of the price a willing buyer would pay for the intangible asset.

**Fair Value of Financial Instruments:**

The Company's financial instruments are cash and cash equivalents. The recorded values of cash and cash equivalents approximate fair values based on their short-term nature.

**Income Taxes:**

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax-basis carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enactment date occurs. The determination of current and deferred income taxes is a critical accounting estimate which is based on complex analyses of many factors including interpretation of federal and state income tax laws; the evaluation of uncertain tax positions; differences between the tax and financial reporting bases of assets and liabilities (temporary differences); estimates of amounts due or owed, such as the timing of reversal of temporary differences; and current financial accounting standards. Additionally, there can be no assurance that estimates and interpretations used in determining income tax liabilities will not be challenged by federal and state taxing authorities. Actual results could differ significantly from the estimates and tax law interpretations used in determining the current and deferred income tax liabilities. The Company believes that it has appropriate support for the positions taken on its tax returns. Therefore, as of December 31, 2022, the unrecognized tax benefits accrual was zero.

The company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. During the years ended December 31, 2022, and 2021 no penalties were incurred.

**Revenue Recognition:**

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenue by selling "sets" to its software. The Company's payments are generally collected upfront, but some are on a Net 30 or Net 45 term. For the year ending December 31, 2022, and 2021 the Company had deferred revenue of $23,762 and $11,310 for orders that have been paid but the performance obligations have not been met. For the period ending December 31, 2022, and 2021 the Company recognized $31,288 and $1,469 in revenue.

### Organizational Costs:

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

### Advertising:

The Company expenses advertising costs as they are incurred. Such costs approximated $31,532 and $26,054 for the years ended December 31, 2022, and 2021 respectively.

### Reclassification:

Certain prior year amounts have been reclassified to conform to current year presentation. These reclassifications had no effect on net income.

### Recent Accounting Pronouncements:

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842), or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases.* The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021, for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (*Topic 718*):* *Scope of Modification Accounting,* or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the financial statements.

## Notes 2 – Intangible Assets:

Internally developed computer software includes technical consulting fees. Software costs are being amortized using the straight –line method over five years. Amortization expense was $14,949 and $0 for the year ended December 31, 2022, and 2021 respectively. The Company's intangible assets consisted of the following at December 31:

|  | 2022 | 2021 |
|---|---|---|
| Software development | $ 78,898 | $35,966 |
| Less accumulated amortization | ( 14,949) | - |
| Net | $ 63,949 | $35,966 |

## Note 3 -SAFE Agreements:

The Company accounts for the SAFE agreements under ASC 480 (*Distinguishing Liabilities from Equity),* which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31st, 2022, are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments or reflected in income for the year ended December 31st, 2022, and 2021 respectively.

The Company issued Simple Agreements for Future Equity ("SAFEs") totaling $640,000 and $24,000 in 2022 and 2021 respectively. The SAFEs are automatically converted into a series of preferred stock on the completion of a bona fide transaction with principal purpose of raising capital where the Company issues and sells preferred stock at a fixed valuation, including but not limited to, a pre-money or post money valuation ("Equity Financing"). The balances as of December 31st, 2022, and 2021 were $664,000 and $24,000 respectively. The SAFEs are automatically converted into a series of preferred stock on the completion of a bona fide transaction with principal purpose of raising capital where the Company issues and sells preferred stock at a fixed valuation, including but not limited to, a pre-money or post money valuation ("Equity Financing").

## Note 4 – Note Payable to Stockholder:

There is a note payable due to a shareholder. The balance for the period ended December 31, 2022, and 2021 was $246 and $377 respectively. This amount has no interest rate or specified maturity date.

## Note 5 – Income Taxes:

The Company for tax purposes is treated as a corporation and files federal form 1120. The 2022 and 2021 1120 corporate tax return was filed on March 2, 2023, and October 12, 2022, respectively.

## Note 6 – Going Concern:

These financial statements are prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company began in 2020 and has established its presence and operations in the United States. The Company's ability to continue as a going concern is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

## Note 7 – Equity Based Compensation:

The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including members, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over four years.

**Note 8 – Commitments and Contingencies:**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31st, 2022.

**Note 9 – Subsequent Events:**

In 2023 prior to the issuance of the financial statements the company issued convertible instruments totaling $397,500 of which $120,000 are convertible notes and $277,500 are SAFEs. The SAFEs are automatically converted into a series of preferred stock on the completion of a bona fide transaction with principal purpose of raising capital when the Company issues and sells preferred stock at a fixed valuation, including but not limited to, a pre-money or post money valuation ("Equity financing"). Additionally, the company filed their full patent application.

Management has evaluated subsequent events through July 11, 2023, the date financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.